

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 24, 2016

Michael Sena
Chief Financial Officer
HC2 Holdings, Inc.
505 Huntmar Park Drive, Suite 325
Herndon, VA 20170

   Re: **HC2 Holdings, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 16, 2015
     File No. 1-35210

Dear Mr. Sena:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Terry French for

           Larry Spirgel
           Assistant Director
           AD Office 11 – Telecommunications